19011339

SECU SEC Mail Processing

AUG 29 2019

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2020 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 67859

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/18 (MM/DD/YY) AND ENDING 6/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nobles & Richards, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 East Plano Parkway, Suite 220
(No. and Street)

Plano	Texas	75074
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Richards — (214) 533-6822 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, Ilonka Nobles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nobles & Richards, Inc., as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KATHY WRIGHT
Notary ID #11417308
My Commission Expires
February 5, 2022

NOTARY PUBLIC STATE OF TEXAS

Ilonka Nobles
Signature

President
Title

Kathy Wright
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nobles & Richards, Inc. as of June 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nobles & Richards, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nobles & Richards, Inc.'s management. Our responsibility is to express an opinion on Nobles & Richards, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Nobles & Richards, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Nobles & Richards, Inc.'s financial statements. The supplemental information is the responsibility of Nobles & Richards, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Nobles & Richards, Inc.'s auditor since 2009.

Celeste, Texas
August 26, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NOBLES & RICHARDS, INC.
Statement of Financial Condition
June 30, 2019

ASSETS	
Cash	$ 109,256
Accounts receivable	115,560
Other assets	20
TOTAL ASSETS	$ 224,836
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 21,510
Commissions and salaries payable	147,881
Total Liabilities	169,391
Stockholders' Equity	
Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	30,000
Retained earnings	24,445
TOTAL STOCKHOLDERS' EQUITY	55,445
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 224,836

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Income
Year Ended June 30, 2019

Revenue	
Private placement commissions	$ 2,387,260
Reimbursed expenses	202,423
TOTAL REVENUE	2,589,683
Expenses	
Compensation and related costs	$ 2,478,251
Occupancy and equipment	18,000
Professional fees	55,483
Regulatory fees	38,717
Other expenses	11,702
TOTAL EXPENSES	2,602,153
NET LOSS	(12,470)

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2019

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2018	1,000	$ 1,000	$ 30,000	$ 36,915	$ 67,915
Net Loss	-	-	-	(12,470)	(12,470)
Balances at June 30, 2019	1,000	$ 1,000	$ 30,000	$ 24,445	$ 55,445

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Cash Flows
Year Ended June 30, 2019

Cash flows from operating activities:	
Net Loss	$ (12,470)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities	
Decrease in accounts receivable	39,824
Decrease in accounts payable and accrued expenses	(1,737)
Decrease in commissions and salaries payable	(4,199)
Decrease in federal income taxes payable	(2,500)
Net cash provided by operating activities	18,918
Cash at beginning of year	90,338
Cash at end of year	$ 109,256

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 2,236

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Nobles & Richards, Inc. (the Company), a Texas corporation, was incorporated in October 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company provides regulatory guidance and support to companies issuing private securities, including serving as the managing broker-dealer on private placement offerings of securities on a best-efforts basis. The Company's registered representatives, or the issuer whose securities they are placing, are responsible for paying for all of their licensing and operating expenses, and generally reimburse the Company for these and other expenses incurred by the Company on their behalf. The Company's registered representatives and customers are located primarily in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Financial Accounting Standards Board (FASB), issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective July 1, 2018 using the modified retrospective approach which had no effect on the Company's reported financial position or results of operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition, continued

Private Placement Commissions

The Company participates in private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Reimbursed Expenses

Reimbursed expenses consist primarily of reimbursements of payroll, licensing, occupancy and professional fee expenses incurred by the Company on behalf of the issuers whose securities they are placing and are recognized as revenues and expenses as incurred, as these costs are related to performance obligations that are satisfied over time.

Income Taxes

As of June 30, 2019, open Federal tax years subject to examination include the tax years ended June 30, 2016 through June 30, 2018.

The Company is also subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had net capital of $32,265, which was $20,972 in excess of its required net capital of $11,293. The Company's net capital ratio was 5.25 to 1.

Note 3 - Commitments and Contingencies

Office Lease

The Company currently leases office space for $1,500 per month on a month-to-month basis. Rent expense totaled $18,000 for the year ended June 30, 2019.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 4 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carryforward of approximately $15,000 available to offset future taxable income, which begins expiring in 2039. The net operating loss carryforward creates a deferred tax asset of approximately $3,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 5 - Concentration of Credit Risk and Revenue

The Company has $105,000, or approximately 91% of accounts receivable and approximately 47% of total assets, due from one issuer at June 30, 2019.

Investment banking revenues from the sale of interests in private placement offerings and expense reimbursements from two issuers accounted for approximately 85% of the Company's revenue for the year ended June 30, 2019.

One of the Company's registered representatives accounted for approximately 52% of the Company's compensation and related costs for the year ended June 30, 2019.

Note 6 - Retirement Plan

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation. Company matching contributions totaled $6,503 for the year, and are included in compensation and related costs in the accompanying statement of income.

Note 7 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2019, through August 26, 2019, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

NOBLES & RICHARDS, INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2019

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 55,445
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	23,160
Other assets	20
Total deductions and/or charges	23,180
Net Capital	$ 32,265
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 21,510
Commissions and salaries payable	147,881
Total aggregate indebtedness	$ 169,391
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 11,293
Net capital in excess of minimum requirement	$ 20,972
Ratio of aggregate indebtedness to net capital	5.25

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under rule 15c3-1 as of June 30, 2019 as filed by Nobles & Richards, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nobles & Richards, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nobles & Richards, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (exemption provisions) and (2) Nobles & Richards, Inc. stated that Nobles & Richards, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nobles & Richards, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nobles & Richards, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 26, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NOBLES & RICHARDS, INC.

Member of FINRA, SIPC

Nobles & Richards, Inc.'s Exemption Report

Nobles & Richards, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k(2)(i) throughout the most recent fiscal year without exception.

NOBLES & RICHARDS, INC.
I, Ilonka Nobles, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Ilonka Nobles
Title: President
Dated August 20, 2019

Main Office:
801 East Plano Parkway, Suite 220, Plano, TX 75074
Phone (214) 642-6603 Fax (214) 279-0180